plc

Aon plc
8 Devonshire Square
July 15, 2014	London
EC2M 4PL

Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Aon plc Form 10-K
Filed February 18, 2014
File No. 001-07933

Dear Mr. Riedler:

Reference is hereby made to that certain comment letter from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) delivered via e-mail on April 24, 2014 regarding the Form 10-K of Aon plc (“Aon” or the “Company”) for the fiscal year ended December 31, 2013 (the “Comment Letter”) and the Company’s initial response to the Comment Letter filed with the SEC on June 6, 2014 (the “Initial Response”). In accordance with the Initial Response, the Company hereby submits this supplemental response to the Comment Letter. For convenience, each of the Staff’s specific comments in the Comment Letter is reproduced below in italics with the Company’s response immediately following.

Comment

1.
In your letter to us dated September 30, 2011, you discussed your contacts with Sudan and Syria, countries that are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria since your 2011 letter, whether through subsidiaries, reinsurers, or other direct or indirect arrangements. Your response should describe any products, services or technology you have provided to the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

Response

Aon has reviewed its records for the period from the date of 2011 letter through May 31, 2014 (the “Review Period”). Through its review, Aon has identified a limited number of direct transactions during the Review Period between Aon entities and parties domiciled in Sudan or Syria (the “Specified Countries”), such as clients or insurance carriers. Aon has also identified indirect contacts during the Review Period related to global policies or human resources outsourcing services where a portion of

Aon plc
Registered office:	8 Devonshire Square	London EC2M 4PL
Registered in England and Wales, No. 7876075

the client’s business involves the Specified Countries or the client’s employee, dependent or a designated beneficiary is located in the Specified Countries.For example, Aon may place a global policy for an airline with periodic flights to a Specified Country or for a shipping company which stops at the Specified Countries. In these circumstances, Aon has allocated a portion of its total revenue or the total premium based upon Aon’s best estimate of the proportion of the total business with such client or for such program that is attributable to the Specified Countries.

In accordance with the methodology described in the Initial Response and as set forth in the preceding paragraph, Aon has identified the following country-specific revenue, net premiums or claims during the Review Period, which are directly or indirectly related to the Specified Countries (rounded to the nearest $100,000):

	Sudan
	2011	2012	2013	2014
Revenue	—	$100,000	$100,000	—
Net Premiums	100,000	$900,000	$1,000,000	$200,000
Claims	—	—	—	—
	Syria
	2011	2012	2013	2014
Revenue	—	$100,000	$100,000	—
Net Premiums	$200,000	$1,000,000	$1,900,000	$1,100,000
Claims	—	$400,000	—	—

Aon did not identify any payments to vendors in the Specified Countries or any direct or indirect contacts with the government of a Specified Country, or an entity controlled by the government of a Specified Country, in each case, during the Review Period.

Comment

2.
Please discuss the materiality of any contacts with Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response

The Company has considered the quantitative and qualitative aspects of its contacts with each of the Specified Countries, and concluded that the impact of these contacts and activities would not materially affect its reputation or share value. The quantitative impact of the contacts relative to the Company’s worldwide revenue is negligible. As a result, the Company believes that a reasonable investor would not be likely to consider the economic effect of those contacts in making an investment decision about the Company’s Class A Ordinary Shares.

Qualitatively, the Company concluded that the contacts with the Specified Countries are not material. The Specified Countries are not generally considered by investors or industry analysts to be of particular strategic importance in the industries in which the Company operates. Conversely, investors and analysts in the industries in which the Company operates do not in their communications regarding the Company express any sentiment towards, let alone support for, divestment initiatives based on these types of contacts.

I hereby acknowledge on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to call me at (312) 381-5122 if you have any questions regarding this letter.

Best regards,

/s/ Michael Wolf
Michael Wolf
Chief Counsel – Corporate

cc:	John Krug, Senior Counsel, SEC
Scot Foley, Staff Attorney, SEC

Peter Lieb, Executive Vice President and General Counsel